Exhibit 17.6

January 18, 2008

Mr. Eddie D. Austin, Jr.
Chairman and CEO
Systems Management Solutions, Inc.

Dear Mr. Austin:

Please accept this letter as notice of my resignation as a member of the Board of Directors of Systems Management Solutions, Inc. effective today, January 18, 2008.

Sincerely yours,

/s/ Jesse Whittenton